UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             OWEN HEALTHCARE, INC.
                                (Name of Issuer)


                        COMMON STOCK, WITHOUT PAR VALUE
                          (Title of Class of Securities)

                                  69069B 10 8
                                  (CUSIP Number)

                                ROBERT D. WALTER,
                              CARDINAL HEALTH, INC.
                                5555 GLENDON COURT
                               DUBLIN, OHIO  43016
                                (614) 717-5000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     Copy to:
                                  DAVID A. KATZ
                          WACHTELL, LIPTON ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK  10019
                                  (212) 403-1000


                               NOVEMBER 27, 1996
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.







                                Page 1 of 12 Pages





         CUSIP NO.  69069B 10 8                       Page 2 of 12 Pages

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cardinal Health, Inc.
              31-0958666

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) / /

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   0
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                0

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,396,750 shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CER-
              TAIN SHARES                                             / /

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%. Based upon 17,069,094 shares of Common Stock outstanding as of November 27, 1996, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1) and assuming, solely for pur-poses of such calculation, that the option to purchase such shares has been exercised.

         14.  TYPE OF REPORTING PERSON
              HC, CO


                                Page 2 of 12 Pages





         ITEM 1.   SECURITY AND ISSUER.

                   This Schedule 13D relates to the common stock, without par value per share ("Owen Common Stock"), of Owen Healthcare, Inc., a Texas corporation ("Owen"). The principal executive of-fices of Owen are located at 9800 Centre Parkway, Suite 1100, Houston, Texas 77036.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   This Schedule 13D is filed by Cardinal Health, Inc., an Ohio corporation ("Cardinal"). Cardinal is a national health care service provider, providing an array of value-added pharmaceutical distribution services to a broad base of customers nationwide. Through a number of wholly owned subsidiaries, Cardinal also pro-vides a variety of pharmaceutical-related products and services. Cardinal's principal executive offices are located at 5555 Glendon Court, Dublin, Ohio 43016.

                   Each executive officer and each director of Cardinal is a citizen of the United States. The name, business address and present principal occupation of each executive officer and direc-tor are set forth in Annex I to this Schedule 13D which is incor-porated herein by this reference.

                   During the last five years, to the best of Cardinal's knowledge, neither Cardinal nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of compe-tent jurisdiction as a result of which Cardinal or such person was or is subject to a judgment, decree or final order enjoining fu-ture violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Pursuant to the Stock Option Agreement, dated as of No-vember 27, 1996, between Cardinal and Owen (the "Stock Option Agreement"), Owen granted Cardinal an irrevocable option (the "Op-tion") to purchase from Owen, under certain circumstances and sub-ject to certain adjustments, up to 3,396,750 authorized and unis-sued shares of Owen Common Stock, at a price per share (the "Pur-chase Price"), payable in cash, equal to the lower of (x) $27.25 or (y) the exchange ratio under the Agreement and Plan of Merger, dated as of November 27, 1996, among Cardinal, Owl Merger Corp., a Texas corporation and a wholly owned subsidiary of Cardinal ("Sub-corp"), and Owen (the "Merger Agreement"), described under Item 4 below, multiplied by the average of the closing prices of Cardinal Common Shares as reported on the New York Stock Exchange (the "NYSE") Composite Tape (the "NYSE Composite Tape") during the five



                                Page 3 of 12 Pages





         consecutive trading days ending on (and including) the trading day immediately prior to the date of exercise.

                   As of the date hereof, the Option is not exercisable. The shares of Owen Common Stock subject to the Option would equal 19.9% of the outstanding Owen Common Stock before giving effect to the exercise of the Option and 16.6% of the outstanding Owen Com-mon Stock after giving effect to the exercise of the Option. Un-der certain circumstances, Cardinal may require Owen to, or Owen may be permitted to, repurchase for cash the Option and any shares of Owen Common Stock acquired pursuant to the exercise of the Op-tion.

                   The Option was granted by Owen as a condition of and in consideration for Cardinal entering into the Merger Agreement.

                   The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $92,561,438, based on a Purchase Price of $27.25. It is antici-pated that, should the Option become exercisable and should Cardi-nal determine to exercise the Option, Cardinal would obtain the funds for purchase from working capital or by borrowing from par-ties whose identity is not yet known.

                   A copy of the Stock Option Agreement is included as Ex-hibit 2.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Stock Option Agree-ment is qualified in its entirety by reference to such exhibit.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   In connection with the execution of the Stock Option Agreement, Cardinal, Subcorp and Owen entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, Sub-corp will merge with and into Owen, with Owen as the surviving corporation (the "Merger") and a wholly owned subsidiary of Cardi-nal. The Option was granted by Owen as a condition of and in con-sideration for Cardinal entering into the Merger Agreement. Con-summation of the Merger is subject to certain conditions, includ-ing: (i) receipt of the approval of the Merger Agreement by the holders of two-thirds of the outstanding shares of Owen Common Stock; (ii) expiration or termination of all waiting periods ap-plicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) reg-istration of the Cardinal Common Shares to be issued in the Merger under the Securities Act of 1933, as amended; (iv) receipt by Car-dinal of an accountant's letter confirming that the Merger will qualify as a pooling of interests transaction for financial re-porting purposes; and (v) satisfaction of certain other condi-tions. Pursuant to the Merger Agreement, upon consummation of the Merger, (a) the officers of the surviving corporation in the Merger will be the officers of Owen, (b) the directors of the sur-viving corporation in the Merger will be the directors of Subcorp,


                                Page 4 of 12 Pages





         (c) each share of Owen Common Stock will be converted into a frac-tion of a Cardinal Common Share equal to the Exchange Ratio (as defined below), plus cash in lieu of receipt of fractional Cardi-nal Common Shares, and (d) at the effective time of the Merger, the Articles of Incorporation and By-laws of Owen, as the surviv-ing corporation, will be amended to be identical (save for the name of the corporation) to those of Subcorp. Upon consummation of the Merger, the Owen Common Stock will be delisted from the NYSE.

                   The "Exchange Ratio" (rounded to the nearest ten-thousandth of a share) will be equal to (a) the quotient obtained by dividing (x) $27.25 by (y) the average of the closing prices per share of the Cardinal Common Shares as reported on the NYSE Composite Tape on each of the last ten trading days ending on the sixth trading day prior to the meeting of Owen Shareholders at which the vote to approve the Merger occurs (the "Average Share Price"); provided, however, that (i) if the Average Share Price is less than $82.175, then the Exchange Ratio will be equal to 0.3316, or (ii) if the Average Share Price is greater than $90.825, then the Exchange Ratio will be equal to 0.3000; or (b) if Cardinal has made an Adjustment Election (as defined in the Merger Agreement), then the product of (x) 0.3316 and (y) the quo-tient obtained by dividing $69.20 by the Average Share Price.

                   A copy of the Merger Agreement is included as Exhibit
         2.1 to this Schedule 13D and is incorporated herein by this refer-ence. The foregoing description of the Merger Agreement is quali-fied in its entirety by reference to such exhibit.

                   Except as set forth herein, Cardinal does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of Owen Common Stock or the disposition of shares of Owen Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganiza-tion or liquidation, involving Owen or any of its subsidiaries;
         (iii) a sale or transfer of any material amount of assets of Owen or any of its subsidiaries; (iv) any change in the present board of directors or management of Owen, including any plans or propos-als to change the number or term of directors or to fill any va-cancies on the board; (v) any material change in the present capi-talization or dividend policy of Owen; (vi) any other material change in Owen's business or corporate structure; (vii) any change in Owen's Articles of Incorporation or By-laws, or instruments corresponding thereto, or other actions that may impede the acqui-sition of control of Owen by any person; (viii) causing a class of securities of Owen to be delisted from a national securities ex-change or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities as-sociation; (ix) a class of equity securities of Owen becoming eli-gible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.



                                Page 5 of 12 Pages





         ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

                   Although the Option does not allow Cardinal to purchase any shares of Owen Common Stock pursuant thereto unless and until the conditions to exercise specified in the Stock Option Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and Cardinal is entitled to purchase shares of Owen Common Stock pursuant to the Option, Cardinal would currently be entitled to purchase 3,396,750 shares of Owen Common Stock, or approximately 19.9% of the currently outstanding Owen Common Stock before giving effect to the exercise of the Option and 16.6% of the currently outstanding Owen Common Stock after giving effect to the exercise of the Option (based upon 17,069,094 shares of Owen Common Stock outstanding as of November 27, 1996, as represented by Owen in the Merger Agreement).

                   Cardinal does not have the right to acquire any shares of Owen Common Stock under the Option unless certain events specified in the Stock Option Agreement occur. Accordingly, Cardinal does not have sole or shared voting or dispositive power with respect to any shares of Owen Common Stock purchasable under the Option, and Cardinal disclaims beneficial ownership of Owen Common Stock subject to the Option until such events occur. Assuming for purposes of this Item 5 that events occurred that would enable Cardinal to exercise the Option and Cardinal exercised the Option, Cardinal would have sole voting power and sole dispositive power with respect to the shares of Owen Common Stock acquired pursuant to the Option.

                   The foregoing description of certain terms of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement which is filed as Exhibit 2.2 hereto and which is incorporated herein by this reference.

                   To the best of Cardinal's knowledge, no executive of-ficer or director of Cardinal beneficially owns any shares of Owen Common Stock, nor (except for the issuance of the Option) have any transactions in Owen Common Stock been effected during the past 60 days by Cardinal or, to the best knowledge of Cardinal, by any executive officer or director of Cardinal. In addition, no other person is known by Cardinal to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Each of Dian G. Owen and the persons set forth in Annex II to this Schedule 13D, which Annex II is incorporated herein by this reference, has entered into an agreement with Cardinal pursu-ant to which, among other matters, such person has agreed (i) to vote all of the shares of Owen Common Stock beneficially owned by such person or its affiliates or over which such person or any of its affiliates has voting power or control to approve the Merger and the Merger Agreement, (ii) not to vote such shares in favor of


                                Page 6 of 12 Pages





         any other recapitalization, merger, consolidation or other busi-ness combination involving Owen, or acquisition of any capital stock (other than upon exercise of outstanding options under stock option plans of Owen in effect on November 27, 1996) or any mate-rial portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of Owen and (iii) not to, and not to permit any company, trust or other entity controlled by such person to, and not to permit any of its affiliates to, contract to sell, sell or otherwise transfer or dispose of any of such shares or any interest therein or secu-rities convertible thereinto or any voting rights with respect thereto other than pursuant to the Merger without Cardinal's con-sent (except, solely in the case of Ms. Owen, with respect to up to 25,000 shares of Owen Common Stock that may be transferred to charitable organizations qualified under Section 501(c)(3) of the Internal Revenue Code).

                   Ms. Owen is estimated to have voting power over ap-proximately 15% of the outstanding shares of Owen Common Stock, based upon 17,069,094 shares of Owen Common Stock outstanding as of November 27, 1996, as represented by Owen in the Merger Agree-ment. A copy of the Support/Voting Agreement, dated as of Novem-ber 27, 1996, executed by Ms. Owen (the "Owen Support/Voting Agreement") is included as Exhibit 3.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Owen Support/Voting Agreement is qualified in its entirety by reference to such exhibit. The persons listed on Annex II in the aggregate are estimated to have voting power over ap-proximately 8% of the outstanding shares of Owen Common Stock (assuming such persons exercise all of their exercisable options to acquire Owen Common Stock and to vote such shares), based upon 17,069,094 shares of Owen Common Stock outstanding as of November 27, 1996, as represented by Owen in the Merger Agreement. A copy of the form of Support/Voting Agreement, dated as of November 27, 1996, executed by such persons (the "Support/Voting Agreement") is included as Exhibit 3.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Support/Voting Agreements is qualified in its entirety by reference to such exhibit.

                   A copy of the Merger Agreement is included as Exhibit
         2.1 to this Schedule 13D and is incorporated herein by this refer-ence. See Item 4.

                   A copy of the Stock Option Agreement is included as Ex-hibit 2.2 to this Schedule 13D and is incorporated herein by this reference. See Items 3 and 5.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                   The following exhibits are filed as part of this Sched-ule 13D:




                                Page 7 of 12 Pages





         Exhibit 2.1  --     Merger Agreement, filed as Exhibit 2.1 to the
                             Current Report on Form 8-K of Owen dated
                             November 27, 1996, is hereby incorporated by reference

         Exhibit 2.2  --     Stock Option Agreement, filed as Exhibit 10.1
                             to the Current Report on Form 8-K of Owen dated November 27, 1996, is hereby incorporated by reference.

         Ehibit 3.1 --       Owen Support/Voting Agreement

         Exhibit 3.2 --      Form of Support/Voting Agreement











































                                Page 8 of 12 Pages





                                                                ANNEX I

                          DIRECTORS AND EXECUTIVE OFFICERS

                   Set forth below are the name and present principal oc-cupation of each director and executive officer of Cardinal Health, Inc. as of November 27, 1996. The business address of each such director and executive officer is c/o Cardinal Health, Inc., 5555 Glendon Court, Dublin, Ohio 43016.

         NAME                     PRINCIPAL OCCUPATION

         DIRECTORS
         OF CARDINAL
         HEALTH, INC.:

         John F. Finn             Chairman and Chief Executive Of-
                                  ficer of Gardner, Inc., an outdoor
                                  power equipment distributor.

         Robert L. Gerbig         President and Chief Executive Of-
                                  ficer of Gerbig, Snell/Weisheimer
                                  & Associates, Inc., an advertising
                                  agency.

         John F. Havens           Retired Chairman and Director
                                  Emeritus of Banc One Corporation,
                                  a bank holding company.

         Regina E. Herzlinger     Professor, Harvard University
                                  Graduate School of Business Admin-
                                  istration.

         John C. Kane             President and Chief Operating Of-
                                  ficer of Cardinal Health, Inc.

         J. Michael Losh          Executive Vice President and Chief
                                  Financial Officer of General Mo-
                                  tors Corporation, a manufacturer
                                  of automobiles.

         George R. Manser         Chairman of Uniglobe Travel (Capi-
                                  tal Cities) Inc., a travel plan-
                                  ning services company.

         John B. McCoy            Chairman and Chief Executive Of-
                                  ficer of Banc One Corporation, a
                                  bank holding company.

         Jerry E. Robertson       Retired Executive Vice President
                                  of the Life Sciences Sector and
                                  Corporate Services of Minnesota
                                  Mining & Manufacturing Company, a
                                  manufacturer of industrial com-
                                  mercial, health care and consumer
                                  products.


                                Page 9 of 12 Pages





         L. Jack Van Fossen       Retired President and Chief Execu-
                                  tive Officer of Red Roof Inns,
                                  Inc., a lodging company.

         Robert D. Walter         Chairman and Chief Executive Of-
                                  ficer of Cardinal Health, Inc.

         Melburn G. Whitmire      Vice Chairman of Cardinal Health,
                                  Inc.

         EXECUTIVE OFFICERS
         OF CARDINAL HEALTH, INC.
         (WHO ARE NOT DIRECTORS):

         David A. Abrahamson      Executive Vice President;
                                  President - Medicine Shoppe.

         David Bearman            Executive Vice President and Chief
                                  Financial Officer.

         George H. Bennett, Jr.   Executive Vice President, General
                                  Counsel and Secretary.

         Lisa M. Dolin            Senior Vice President - Specialty
                                  Companies.

         Daniel F. Gerner         Executive Vice President;
                                  President - PCI Services.

         Bruce McWhinney          Executive Vice President;
                                  President - Allied Pharmacy
                                  Service

         James F. Millar          Executive Vice President;
                                  President - Cardinal Distribution.

         Richard J. Miller        Vice President, Controller and
                                  Principal Accounting Officer

         William D. Williams      Executive Vice President;
                                  President - Pyxis Corporation















                               Page 10 of 12 Pages





                                                                ANNEX II


                   PERSONS EXECUTING SUPPORT/VOTING AGREEMENTS*


         Stephen A. Drury

         J.D. Epstein

         Carl E. Isgren

         Donald M. Jones

         Hugh M. Morrison

         Diane Peterson

         Robert M. Rutledge

         Harlan C. Stai

         Robert L. Williams


























         _____________________
         *    Other than Dian G. Owen.



                               Page 11 of 12 Pages





                                       SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  CARDINAL HEALTH, INC.


                             By:  /s/ George H. Bennett, Jr.
                                  Name:  George H. Bennett, Jr.
                                  Title: Executive Vice President,
                                           General Counsel and Secretary

         Dated:  December 6, 1996









































                               Page 12 of 12 Pages





                                    EXHIBIT INDEX

         EXHIBIT   DESCRIPTION

         2.1       Agreement and Plan of
                   Merger, dated as of November 27,
                   1996, among Cardinal Health, Inc.,
                   Owl Merger Corp., and Owen
                   Healthcare, Inc., filed as Exhibit
                   2.1 to the Current Report on Form
                   8-K of Owen Healthcare, Inc. dated
                   November 27, 1996, is incorporated
                   herein by reference.

         2.2       Stock Option Agreement, dated as
                   of November 27, 1996, between
                   Cardinal Health, Inc. and
                   Owen Healthcare, Inc., filed as
                   Exhibit 10.1 to the Current Report
                   on Form 8-K of Owen Healthcare, Inc.
                   dated November 27, 1996, is
                   incorporated herein by reference.

         3.1       Support/Voting Agreement, dated as
                   of November 27, 1996, between Dian
                   G. Owen and Cardinal Health, Inc.

         3.2       Form of Support/Voting Agreement
                   between Cardinal Health, Inc. and
                   each of the persons listed on Annex
                   II of the Schedule 13D.